PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated November 12, 2024)	Registration Statement No. 333-282678

Up to $25,000,000

CTO Realty Growth, Inc.

6.375% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This prospectus supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024 (the “Original Prospectus Supplement”) and the base prospectus dated November 12, 2024 (the “Prospectus”) relating to the offer and sale of shares of our 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”), having an aggregate offering price of up to $25,000,000 from time to time, pursuant to separate equity distribution agreements, each dated November 12, 2024, we entered into with each of A.G.P./Alliance Global Partners (“AGP”), B. Riley Securities, Inc. (“B. Riley”), Robert W. Baird & Co. Incorporated (“Baird”), Jefferies LLC (“Jefferies”), JonesTrading Institutional Services LLC (“Jones”), Raymond James & Associates, Inc. (“Raymond James”) and Truist Securities, Inc. (“Truist”). This prospectus supplement is only intended to update, amend and supplement certain information in the Original Prospectus Supplement to the extent set forth in the following paragraph. You should read this prospectus supplement together with the Original Prospectus Supplement and Prospectus.

On April 29, 2026, we entered into (i) separate equity distribution agreements with each of Cantor Fitzgerald & Co. (“Cantor”) and Huntington Securities, Inc. (“Huntington”) and (ii) separate amendments to each existing equity distribution agreement with each of AGP, B. Riley, Baird, Jefferies, Jones, Raymond James and Truist. Pursuant to the equity distribution agreements, Cantor and Huntington shall each become a sales agent. Accordingly, any reference to “sales agent” or “sales agents” in the Original Prospectus Supplement shall hereafter be deemed to include Cantor and Huntington. As of the filing of this prospectus supplement, we have not sold any shares of our Series A Preferred Stock under the equity distribution agreements, leaving the full $25,000,000 available for offer and sale pursuant to the equity distribution agreements.

Investing in shares of our Series A Preferred Stock involves risks. See “Risk Factors” beginning on page S-10 of the Original Prospectus Supplement and the risks set forth under the caption “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q, as well as additional risks that may be described in future reports or information that we file with the SEC which are incorporated by reference in this prospectus supplement, the Original Prospectus Supplement and the accompanying Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the Original Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.	B. Riley Securities	Baird	Cantor
Huntington Capital Markets	Jefferies	Jones	Raymond James
Truist Securities

The date of this prospectus supplement is April 29, 2026.